UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the six months ended June 30, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release
SQM REPORTS EARNINGS FOR THE FIRST HALF OF 2008

Highlights

•	SQM reported earnings growth of 102.8% for the first half of 2008, with net income for the period rising to US$190.5 million.

•	Earnings per ADR for the first six months of 2008 totaled US$0.72, compared to US$0.36 for the same period of 2007.

•	Worldwide potassium prices remained strong, driving growth in specialty plant nutrients and potassium chloride.

Santiago, Chile, August 12, 2008.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first half of 2008 of US$190.5 million (US$0.72 per ADR), an increase of 102.8% with respect to the same period of 2007, when earnings totaled US$93.9 million (US$0.36 per ADR (1)). Operating income reached US$242.3 million (30.8% of revenues), 83.2% higher than the US$132.3 million (23.7% of revenues) recorded during the first six months of 2007. Revenues for the first half of 2008 totaled US$787.1 million, representing growth of 40.9% over the US$558.8 million reported in the first half of 2007.

The Company also announced year-over-year earnings growth of 146.6% for the second quarter of 2008, reporting quarterly net income of US$125.7 million (US$0.48 per ADR) compared to the 2007 figure of US$51.0 million (US$0.19 per ADR (1)). Operating income for the second quarter reached US$156.1 million, 112.5% higher than the US$73.5 million recorded for the same period of 2007. Revenues totaled US$460.8 million, an increase of approximately 43.3% with respect to the second quarter of 2007, when revenues amounted to US$321.6 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “The earnings growth we have reported for both the second quarter and the first half was the result of worldwide increases in fertilizer prices, as well as solid demand growth and sales volumes that were higher than we originally expected in our iodine and lithium businesses.” He went on to say, “Margins on our specialty plant nutrients have risen considerably, as a result of favorable pricing conditions together with our strategy of targeting markets that deliver the highest returns. However, rising costs continue to have an impact, mainly due to higher energy costs. On balance, we are optimistic about the outlook for the second half of 2008, and our efforts are focused on achieving third and fourth quarter results that surpass the second quarter results we have just reported.”

Segment Analysis

Specialty Plant Nutrition

Specialty plant nutrition revenues for the first half of 2008 totaled US$446.4 million, 62.3% higher than the US$275.1 million recorded for the same period in 2007.

Second quarter 2008 revenues reached US$275.9 million, an increase of 60.1% over the US$172.3 million recorded in 2007.

Specialty Plant Nutrition Volumes and Revenues (six months ended June 30):
		2008	2007	2008/2007
Sodium nitrate	Th. Ton	13.9	30.0	-16.1	-54%
Potassium nitrate and sodium potassium nitrate	Th. Ton	290.9	379.8	-88.8	-23%
Specialty blends	Th. Ton	98.3	91.6	6.8	7%
Other non-SQM specialty plant nutrients (*)	Th. Ton	58.1	54.9	3.2	6%
Potassium sulfate	Th. Ton	69.0	90.3	-21.3	-24%
Specialty plant nutrition revenues	MUS$	446.4	275.1	171.3	62%
*Trading of other specialty plant nutrients.

Revenue growth for the Specialty Plant Nutrition segment during the second quarter and first six months of 2008 was driven by significant increases in world fertilizer prices. The upward trend in prices for potassium-based fertilizers -which began to have a positive effect on our results during the second half of 2007- continued to gain momentum during the second quarter of 2008, as large potash producers settled a number of important sales contracts and supply remained tight.

For SQM, rising worldwide potassium prices translated into a significant increase in the average price for our Specialty Plant Nutrition division, as compared to the first half of 2007. We expect the pricing environment to remain strong for the rest of the year.

The higher prices in this business line more than offset the decrease in sales volumes, where the largest effect came from lower sales of sodium potassium nitrate, especially in Brazil. Lower volumes were partly explained by delays in a few shipments at the end of the second quarter, which affected a number of products, especially potassium sulfate and sodium potassium nitrate. Additionally, the higher volumes for the first half of 2007 were explained by the fact that sales volumes exceeded production levels during that period.

In the second half of 2008 we expect to record higher sales volumes than in the first half. Specialty plant nutrition demand remains strong, and SQM is committed to continuing with its announced capacity expansion in order to satisfy that demand. Our new potassium nitrate plant should be operational during the second half of 2010.

Specialty Plant Nutrition gross margin (2) for the first half of 2008 accounted for approximately 54% of SQM’s consolidated gross margin.

Iodine and Iodine Derivatives

Revenues from sales of iodine and iodine derivatives during the first half of 2008 totaled US$125.7 million, a 15.3% increase with respect to the US$109.0 million reported for the first half of 2007.

Iodine and iodine derivatives revenues for the second quarter of 2008 amounted to US$65.6 million, 14.7% higher than the US$57.1 million recorded the previous year.

Iodine Volumes and Revenues (six months ended June 30):
		2008	2007	2008/2007
Iodine and derivatives	Th. Ton	5.3	4.6	0.7	15%
Iodine and derivatives revenues	MUS$	125.7	109.0	16.6	15%

The 15% increase in revenues in this business line during the first half of 2008, compared with the same period of 2007, was driven by growth in sales volumes, which also increased 15% in the period. The higher sales volumes reflected healthy worldwide demand for iodine and its derivatives. Liquid crystal displays (LCDs) continue to be the fastest-growing end market for this product. In addition, new demand for iodine derivatives has emerged within the field of agrochemicals. Although initial sales have been small in terms of volume, this use represents another potential source of demand growth in the future.

As a result of the solid demand growth, combined with SQM’s leading market position, we expect iodine sales volumes for the second half of 2008 to be higher than they were in the second half of 2007.

Gross margin for the Iodine and Iodine Derivatives segment accounted for approximately 14% of SQM’s consolidated gross margin in the first half of 2008.

Lithium and Lithium Derivatives

Revenues for the Lithium and Lithium Derivatives segment totaled US$88.0 million during the first half of 2008, 5.9% lower than the US$93.5 million recorded for the first half of 2007.

Second-quarter 2008 lithium revenues decreased 6.2% with respect to the second quarter of 2007, amounting to US$45.9 million, compared to US$48.9 million in 2007.

Lithium Volumes and Revenues (six months ended June 30):
		2008	2007	2008/2007
Lithium and derivatives	Th. Ton	14.0	15.8	-1.8	-11%
Lithium and derivatives revenues	MUS$	88.0	93.5	-5.5	-6%

The 6% decrease in lithium revenues during the first half of 2008 was the result of lower sales volumes, which were explained in part by shipping delays. We expect to recover sales volumes during the second half of this year, and while initial estimates suggested that total sales volumes for the year would be slightly lower than in 2007, we now expect full-year 2008 volumes to be similar to 2007.

The lower volumes were partially offset by prices, which were higher on average during the first half of 2008 than in the same period of 2007. However, that comparison includes the effect of lithium sales made in early 2007 under a long-term contract with lower prices. Excluding the effect of those volumes, lithium prices in 2008 actually decreased slightly with respect to both the first half of 2007 and year-end 2007.

On the demand side, the lithium market continues to grow, and lithium batteries continue to be the primary driver behind this growth. In order to satisfy future demand growth, we are in the process of completing our lithium carbonate capacity expansion, and during the third quarter of this year we will begin testing operations at the facility.

Gross margin for the Lithium and Lithium Derivatives segment accounted for approximately 17% of SQM’s consolidated gross margin in the first half of 2008.

Potassium Chloride

Potassium chloride revenues for the first half of 2008 totaled US$39.5 million, a 96.1% increase with respect to the first half of 2007, when revenues amounted to US$20.1 million.

Potassium chloride revenues grew 99.7% in the second quarter, reaching US$24.0 million, compared to US$12.0 million for the same period of 2007.

Potassium Chloride Volumes and Revenues (six months ended June 30):
		2008	2007	2008/2007
Potassium chloride	Th. Ton	69.1	78.4	-9.3	-12%
Potassium chloride revenues	MUS$	39.5	20.1	19.4	96%

Potassium chloride revenues for the first half of 2008 nearly doubled with respect to the first half of 2007. In addition to having an indirect impact on SQM’s Specialty Plant Nutrition division, rising global prices for potassium-based fertilizers translated directly into price increases for SQM’s third-party sales of potassium chloride. SQM’s potassium chloride prices for the rest of 2008 should follow world prices, and in particular they should track prices for potassium chloride imports to the Brazilian market.

Sales volumes for this product were 12% lower during the first half of 2008, compared to the same period of the previous year, but we expect second-half 2008 volumes to be higher than both first-half 2008 volumes and second-half 2007 volumes. Furthermore, as we announced recently, we are ramping up potassium chloride production, and as a result we expect 2009 sales volumes to be significantly higher than 2008 volumes.

In light of the favorable pricing conditions and the expected growth in volumes, we believe that potassium chloride’s contribution to SQM’s consolidated gross margin will keep rising in the coming quarters.

Gross margin for potassium chloride accounted for approximately 9% of SQM’s consolidated gross margin in the first half of 2008.

Industrial Chemicals

Industrial chemicals revenues for the first half of 2008 reached US$52.1 million, 33.4% higher than the US$39.0 million recorded for the same period of the previous year.

Revenues for the second quarter totaled US$28.0 million, an increase of 43.9% with respect to the second-quarter 2007 figure of US$19.5 million.

Industrial Chemicals Volumes and Revenues (six months ended June 30):
		2008	2007	2008/2007
Industrial nitrates	Th. Ton	81.3	83.3	-2.0	-2%
Boric acid	Th. Ton	2.2	5.1	-2.9	-57%
Industrial chemicals revenues	MUS$	52.1	39.0	13.1	33%

Revenue growth in the Industrial Chemicals division was driven by favorable pricing conditions, offset by slightly lower sales volumes.

Gross margin for the Industrial Chemicals segment accounted for approximately 4% of SQM’s consolidated gross margin in the first half of 2008.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers increased to US$35.5 million for the first half of 2008, from US$22.0 million for the same period of 2007, and revenues for the second quarter increased from US$11.8 million in 2007 to US$21.4 million in 2008. Growth in revenues from sales of other commodity fertilizers is explained by rising worldwide fertilizer prices.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$41.9 million (5.3% of revenues) for the first half of 2008, compared to the US$32.1 million (5.7% of revenues) recorded during the same period of 2007.

Operating Costs

Operating costs for the first half of 2008 totaled US$502.9 million. As we have observed in recent periods, pressures on the Company’s costs have come predominantly from energy, raw materials, and peso-denominated expenses.

Non-operating Income

The Company recorded a non-operating loss of US$1.3 million for the first half of 2008, which is lower than the US$13.1 million loss recorded for the same period of 2007. The improvement in non-operating results was partly explained by income from investments in related companies, which increased US$7.5 million with respect to the first half of 2007. This reflects the favorable conditions in the fertilizer business for some of our foreign affiliates. In addition, net financial expenses (3) totaled US$(4.9) million during the first half of 2008. This figure was lower than the US$(5.4) million recorded for the first half of the previous year, primarily as a result of lower interest rates.

Notes:

(1)	Effective March 31, 2008, SQM modified its ratio of underlying series B shares to ADRs, from 10:1 to 1:1. Historical per ADR information has been adjusted for comparison purposes.

(2)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2)	Net financial expenses correspond to total financial expenses net of financial income.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:  Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

			For the 6-month period
(US$ Millions)	For the 2nd Quarter		ended June 30
	2008	2007	2008	2007

Revenues	460.8	321.6	787.1	558.8

Specialty Fertilizers	275.9	172.3	446.4	275.1
Potassium Nitrate and Blended Fertilizers (1)	236.4	153.0	388.1	242.5
Potassium Sulfate	39.5	19.3	58.3	32.6
Iodine and Iodine Derivatives	65.6	57.1	125.7	109.0
Lithium and Lithium Derivatives	45.9	48.9	88.0	93.5
Potassium Chloride	24.0	12.0	39.5	20.1
Industrial Chemicals	28.0	19.5	52.1	39.0
Industrial Nitrates	27.1	18.0	50.4	36.1
Boric Acid	0.9	1.5	1.7	2.9
Other Income	21.4	11.8	35.5	22.0

Cost of Goods Sold	(255.2)	(206.1)	(452.1)	(347.4)
Depreciation	(25.5)	(24.3)	(50.7)	(47.0)

Gross Margin	180.0	91.3	284.3	164.3

Selling and Administrative Expenses	(23.9)	(17.8)	(41.9)	(32.1)

Operating Income	156.1	73.5	242.3	132.3

Non-Operating Income	2.3	(8.4)	(1.3)	(13.1)
Financial Income	2.5	2.1	5.5	4.7
Financial Expenses	(4.9)	(4.7)	(10.4)	(10.0)
Others	4.7	(5.8)	3.6	(7.8)

Income Before Taxes	158.4	65.1	241.0	119.2
Income Tax	(29.8)	(13.5)	(43.1)	(24.1)
Other Items	(2.9)	(0.6)	(7.4)	(1.1)

Net Income	125.7	51.0	190.5	93.9
Net Income per ADR (US$)	0.48	0.19	0.72	0.36

(1) Includes Yara Specialty Fertilizers and Other Specialty Fertilizers

Balance Sheet

(US$ Millions)	As of June 30
	2008	2007

Current Assets	1,139.7	819.8
Cash and cash equivalents (1)	90.4	117.2
Accounts receivable (2)	408.8	274.9
Inventories	536.0	377.5
Others	104.5	50.2

Fixed Assets	1,004.2	951.9

Other Assets	107.8	99.9
Investments in related companies (3)	66.0	53.8
Others	41.8	46.1

Total Assets	2,251.7	1,871.6

Current Liabilities	378.7	193.1
Short-term interest-bearing debt	80.8	11.0
Others	297.9	182.1

Long-Term Liabilities	566.0	549.5
Long-term interest-bearing debt	481.1	478.1
Others	84.9	71.4

Minority Interest	51.3	39.2

Shareholders' Equity	1,255.7	1,089.8

Total Liabilities	2,251.7	1,871.6

Current Ratio (4)	3.0	4.2
Net Debt / Total Capitalization (5)	26.5%	24.8%

(1)	Cash + time deposits + marketable securities
(2)	Accounts receivable + accounts receivable from related co.
(3)	Investments in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Net interest-bearing debt/ (Net interest-bearing debt + equity+ minority int.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: August 13, 2008